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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               VANGUARD AIRLINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92201B109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 J.F. Shea Company, Inc. c/o Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                     (909)594-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   AUGUST 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                        ---------------------------

CUSIP No. 92201B109                   13D            Page 2 of 12 Pages
-----------------------------                        ---------------------------


--------- ----------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Reporting Persons (entities only)
          J.F. Shea Company, Inc.
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds (SEE Instructions)
          WC
--------- ----------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  20,038,776
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -   20,038,776
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 0 shares
--------------------------- ----------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person 20,038,776 shares
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
                   36.85%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (SEE Instructions)
                   CO
--------- ----------------------------------------------------------------------

-----------------------------                        ---------------------------

CUSIP No. 92201B109                   13D            Page 3 of 12 Pages
-----------------------------                        ---------------------------


--------- ----------------------------------------------------------------------
     1)   Names of Reporting Persons
          Edmund H. Shea, Jr.

--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds (SEE Instructions)
          Not Applicable
--------- ----------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States
--------- ----------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  5,000 shares
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power -  20,038,776 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  5,000 shares
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power -  20,038,776 shares
--------------------------- ----------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person 20,043,776 shares
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
                   36.86%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (SEE Instructions)
                   IN
--------- ----------------------------------------------------------------------

-----------------------------                        ---------------------------

CUSIP No. 92201B109                   13D            Page 4 of 12 Pages
-----------------------------                        ---------------------------


--------- ----------------------------------------------------------------------
     1)   Names of Reporting Persons
          John F. Shea

--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds (SEE Instructions)
          Not Applicable
--------- ----------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States
--------- ----------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 20,038,776 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 20,038,776 shares
--------------------------- ----------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person 20,038,776 shares
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
                   36.85%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (SEE Instructions)
                   IN
--------- ----------------------------------------------------------------------

-----------------------------                        ---------------------------

CUSIP No. 92201B109                   13D            Page 5 of 12 Pages
-----------------------------                        ---------------------------


--------- ----------------------------------------------------------------------
     1)   Names of Reporting Persons
          Peter O. Shea, Jr.

--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds (SEE Instructions)
          Not Applicable
--------- ----------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States
--------- ----------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 20,038,776 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 20,038,776 shares
--------------------------- ----------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person 20,038,776 shares
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
                  36.85%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (SEE Instructions)
                   IN
--------- ----------------------------------------------------------------------

-----------------------------                        ---------------------------

CUSIP No. 92201B109                   13D            Page 6 of 12 Pages
-----------------------------                        ---------------------------


--------- ----------------------------------------------------------------------
     1)   Names of Reporting Persons
          James G. Shontere

--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds (SEE Instructions)
          Not Applicable
--------- ----------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States
--------- ----------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 20,038,776 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 20,038,776 shares
--------------------------- ----------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person 20,038,776 shares
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (SEE Instructions)
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
                   36.85%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (SEE Instructions)
                   IN
--------- ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:


      NAME AND                                                                 PRINCIPAL OCCUPATION OR
     OFFICE HELD                  BUSINESS ADDRESS          CITIZENSHIP               EMPLOYMENT

John F. Shea                     655 Brea Canyon Rd.           USA             President of JFSCI
President and Director           Walnut, CA 91789

Edmund H. Shea, Jr.              655 Brea Canyon Rd.           USA             Vice President of JFSCI
Vice President and Director      Walnut, CA 91789

Peter O. Shea                    655 Brea Canyon Rd.           USA             Vice President of JFSCI
Vice President and Director      Walnut, CA 91789

James G. Shontere                655 Brea Canyon Rd.           USA             Secretary/Treasurer of
Secretary/Treasurer              Walnut, CA 91789                              JFSCI
and Director


         (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         JFSCI is a limited partner of H&Q TSP Investors, L.P. ("H&Q TSP"). Between 1994 and 1998, H&Q TSP purchased shares of Issuer's common stock. In August 2001, H&Q TSP distributed to its limited partners all of its holdings of Issuer's common stock. As a result of this distribution, JFSCI received 1,374,527 shares of common stock of the Issuer with an aggregate cost basis of $6,134,452.63.

         JFSCI is also a limited partner of H&Q TSP II Investors, L.P. ("H&Q TSP II"). Between 1994 and 1998, H&Q TSP II purchased shares of Issuer's common stock. In August 2001, H&Q TSP II distributed to its limited partners all of its holdings of Issuer's common stock. As a result of this distribution, JFSCI received 16,594 shares of common stock of the Issuer with a cost basis of $41,485.00.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the securities as a result of distributions made by the two limited partnerships referred to in Item
         3. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with the Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

         Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to the Issuer's most recent Form 10-Q, there were 20,572,737 shares of Common Stock issued and outstanding as of June 30, 2001. On July 12, 2001, the Issuer issued 22,526,249 additional shares of Common Stock, thereby increasing the shares outstanding to 43,098,986.


         (a), (b) The Reporting Persons' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:


                                   Voting                           Disposition
---------------------------------------------------------------------------------------
COMMON STOCK                SOLE         SHARED            SOLE          SHARED
------------               ------       --------          ------        --------

Edmund H. Shea, Jr.       5,000         20,038,776        5,000         20,038,776  *

JFSCI                     20,038,776          -0-        20,038,776           -0-

Peter O. Shea                -0-        20,038,776          -0-         20,038,776  **

John F. Shea                 -0-        20,038,776          -0-         20,038,776 **

James G. Shontere            -0-        20,038,776          -0-         20,038,776  **


         * Aggregate amount beneficially owned represents approximately 36.86% of the sum of the shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

         Mr. Edmund Shea owns an additional 5,000 shares in his individual capacity. Also he shares voting and dispositive power with respect to 15,000 shares of the Issuer held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. The General Partner of Siam is E&M RP Trust, for which Mr. Edmund Shea is the trustee. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         ** Aggregate amount beneficially owned represents approximately 36.85% of shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Mr. Peter Shea, Mr. John Shea and Mr. John Shontere may be deemed to be the beneficial owners of the 20,038,776 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their positions as directors and executive officers of JFSCI.

         Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group. All Reporting Persons disclaim membership in a group and, with the exception of JFSCI, disclaim beneficial ownership in the 20,038,776 shares of Common Stock owned by JFSCI.

         (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3, 4 and 6.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         JFSCI holds 8,763,887 shares of Common Stock of the Issuer. JFSCI holds 151,200 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,308 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, JFSCI and other purchasers. JFSCI holds 50,000 shares of the Issuer's Series B Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, JFSCI and other purchasers. JFSCI also holds warrants to purchase 6,777,453 shares of Common Stock of the Isser.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following transactional documents are filed as an Exhibit to this
         Schedule 13D:

         1. Joint Filing Undertaking, dated December 22, 2000, between Edmund H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc., incorporated by this reference to Exhibit A of Amendment 4 to the Schedule 13D of J.F. Shea Company, Inc., reporting acquisition of the Issuer's Common Stock.



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October ___, 2001.

                                        J.F. SHEA COMPANY, INC.


                                        By:
                                           -------------------------------------
                                              Name:       Edmund H. Shea, Jr.
                                              Title:      Vice President




                                           -------------------------------------
                                                           Edmund H. Shea, Jr.




                                           -------------------------------------
                                                           Peter O. Shea




                                           -------------------------------------
                                                           John F. Shea




                                           -------------------------------------
                                                          James G. Shontere